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                                JOSEPHINE CHAUS
                            C/O BERNARD CHAUS, INC.
                                 1410 BROADWAY
                            NEW YORK, NEW YORK 10018



                                                              December 9, 1997


Bernard Chaus, Inc.
1410 Broadway
New York, New York 10018

                  Re:  Subscription Agreement

Ladies and Gentlemen:

                  This letter sets forth our agreement regarding the exercise of subscription rights in the rights offering (the "Rights Offering") described in the Registration Statement (File No. 333-39041) filed with the Securities and Exchange Commission on October 30, 1997, as amended by Amendment No. 1 thereto filed with the Securities and Exchange Commission on December 9, 1997 (as such may be amended or supplemented after the date of this letter, the "Registration Statement"). This letter constitutes the "Purchase Agreement" specified in the Registration Statement.

                  I hereby agree to subscribe for and purchase for $10.0 million at the consummation of the Rights Offering all of the 6,988,935 shares of common stock, par value $.01 per share ("Common Stock"), of Bernard Chaus, Inc., a New York corporation (the "Company"), issuable to me upon exercise of the nontransferable subscription rights distributed to me in the rights offering described in the Registration Statement (the "Rights Offering"). The $10.0 million purchase price shall be satisfied out of the $10.0 million in cash collateral currently held by BNY Financial Corporation under the terms of the July Deposit Letter (as such term is defined in the Registration Statement). I also agree that, in the event that at least 1,747,160 shares of Common Stock (the "Standby Commitment Shares") are not purchased by the holders of the subscription rights distributed in the Rights Offering, other than by me (or purchases by the other directors of the Company in the Rights Offering in excess of $100,000), pursuant to the Basic Subscription Privilege or the Oversubscription Privilege (as such terms are defined in the Registration Statement), I will purchase the unsubscribed portion of such Standby Commitment Shares at the Subscription Price (as such term is defined in the Registration Statement), for an aggregate purchase price of up to $2.5 million.

                  As part of the Company's restructuring plan, I also agree to convert, immediately prior to the closing of the Rights Offering, approximately $40.6 million of indebtedness owed to me, consisting of approximately $28.1 million of existing subordinated indebtedness (including accrued interest through January 23, 1998) and $12.5 million of indebtedness which will be owed to me by


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the Company pursuant to the Subrogated Loan (as such term is defined in the
Registration Statement), into 10,510,910 shares of Common Stock.

                  The share amounts in this letter give effect to the one-for-ten reverse stock split to be effective on the close of business today.

                  The actions to be taken by me as described in this letter are subject only to the condition that there not be any litigation or governmental action challenging or seeking to enjoin the Rights Offering which, in the sole judgment of the Company, makes it inadvisable to proceed with the Rights Offering.

                                                            Sincerely,

                                                            /s/ Josephine Chaus
                                                            Josephine Chaus

Agreed to and accepted as of
this 9th day of December, 1997:

BERNARD CHAUS, INC.

/s/ Andrew Grossman
-----------------------
Andrew Grossman
Chief Executive Officer